  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-170802
NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 17, 2013
TO THE PROSPECTUS DATED APRIL 22, 2013
This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, Supplement No. 3 dated June 28, 2013, Supplement No. 4 dated August 8, 2013, Supplement No. 5 dated August 9, 2013 and Supplement No. 6 dated August 19, 2013. The purpose of this Supplement No. 7 is to disclose:
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  the status of our initial public offering; and
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  a summary of our investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1,100,000,000 in shares of common stock on August 7, 2012, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of September 13, 2013, we received and accepted subscriptions in our offering for 1.4 million shares, or $14.0 million, including 0.2 million shares, or $2.0 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of September 13, 2013, 109.1 million shares remained available for sale under our offering. We have special escrow provisions for Ohio and Tennessee residents, which have not been satisfied as of September 13, 2013. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Summary of Our Investment
As of the date hereof, we own one senior loan. We, through a subsidiary, purchased an $11.25 million senior loan, or the senior loan, secured by a senior care facility located in Madera, California. The senior loan was originated on February 15, 2013 by an affiliate of our sponsor. We acquired the senior loan at our sponsor’s cost basis through purchases of multiple pari passu participations, which were approved by our independent directors consistent with our conflict of interest policy.
The senior loan is secured by a 112-unit mixed independent living, assisted living and memory care facility located in Madera, California, or the property. The property is located in the middle of a 40-acre upscale single-family home and multi-use area and is also located three miles from the Madera Community Hospital. The property is managed by an experienced operator who manages 47 properties, 33 of which are in California.
The senior loan bears interest at a floating rate of 7.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 1.0%, resulting in a minimum interest rate of 8.0% per annum. We will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.
The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.50% of the amount being extended for each extension option. The senior loan may be prepaid after the first 21 months, provided the borrower pays the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty.
The property’s loan-to-value ratio, or the LTV Ratio, was approximately 70% at the time of origination. The LTV Ratio is the amount loaned to the borrower, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at origination.